Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

August 3, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002
Attn: Mr. Christian Windsor

    Re:
    Refco Inc.
    Registration Statement on Form S-1
    File No. 333-123969

Dear Mr. Windsor:

        On behalf of our client, Refco Inc. (the "Company"), we are transmitting herewith via the EDGAR system for filing with the Commission the Company's response to the Staff's letter of August 1, 2005 with respect to Amendment No. 4 to the Registration Statement on Form S-1 of the Company (File No. 333-123969), together with exhibits thereto.

        For your convenience, set forth below in bold is the comment in the Staff's letter of August 1, 2005. Immediately following the Staff's comment is the Company's response to the comment.

  Unaudited Pro Forma Consolidated Financial Statements
  Notes to Unaudited Pro Forma Consolidated Statements of Income, page 48

1.
We note your disclosure in footnote (l) that your pro forma basic and diluted common shares include the number of shares from this offering whose proceeds will be used for the repayment of debt. Please revise your calculation of pro forma EPS to give effect to all shares to be issued in this offering in accordance with Rule 11-02(b)(7) of Regulation S-X. Alternatively, revise your disclosure to explain why it is appropriate to only include those shares whose proceeds will be used for the repayment of debt.

    The Company acknowledges the Staff's comment. As discussed with Angela Jackson, the Company confirms that its calculation of pro forma EPS is in conformity with the guidance set forth in the Commission's Accounting Disclosure Rules and Practices, An Overview Training Material, 2000 Edition with respect to pro forma financial information.

        If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8971.

Sincerely yours,
/s/ ALEXANDER D. LYNCH Alexander D. Lynch
cc:
Phillip R. Bennett